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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 10)

TDC A/S
(Name of Subject Company (Issuer))

Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Nordic Telephone Company Finance ApS
Nordic Telephone Company Holding ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value DKK5 each
(Title of Class of Securities)

ISIN DK0010253335
(ISIN Number of Class of Securities)

Amercian Depositary Shares (representing ordinary shares),
(Title of Class of Securities)

87236N102
(CUSIP Number of Class of Securities)

Lawrence H. Guffey Nordic Telephone Company ApS c/o The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL United Kingdom +44 (0) 20 7451 4000	Richard Wilson Nordic Telephone Company ApS c/o Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT United Kingdom +44 (0) 20 7572 6300	Kurt Björklund Nordic Telephone Company ApS c/o Permira Advisers KB Birger Jarlsgatan 12 SE-114 34 Stockholm Sweden +46 (0) 8 503 122 00
Oliver Haarmann Nordic Telephone Company ApS c/o Kohlberg Kravis Roberts & Co. L.P. Stirling Square 7 Carlton Gardens London SW1Y 5AD United Kingdom +44 (0) 20 7839 9800	Copy to: Michael Wolfson, Esq. Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU United Kingdom +44 (0) 20 7275 6500	Gustavo Schwed Nordic Telephone Company ApS c/o Providence Equity Partners Limited 78 Brook Street London W1K 5EF United Kingdom +44 (0) 20 7514 8800
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$11,990,398,360	$1,282,973.00

*
Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 198,375,177 shares of TDC A/S of DKK5 each, at a purchase price of DKK382 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 30, 2005 of $1=DKK6.3200.

**
The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to .010700% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,282,973.0

Form or Registration No.: Schedule TO

Filing Party:	Nordic Telephone Company ApS
Nordic Telephone Company Investment ApS
Nordic Telephone Company Finance ApS
Nordic Telephone Company Holding ApS
Blackstone NSS Communications Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Communications Management Associates (Cayman) L.P.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone FI Communications Associates (Cayman) Ltd.
Blackstone LR Associates (Cayman) IV Ltd.
KKR Millennium Fund (Overseas), Limited Partnership
KKR European Fund II, Limited Partnership
KKR Associates Millennium (Overseas), Limited Partnership
KKR Associates Europe II, Limited Partnership
KKR Millennium Limited
KKR Europe II Limited
Permira Europe III L.P. 1
Permira Europe III L.P. 2
Permira Europe III GP L.P.
Permira Europe III G.P. Limited
Permira Europe II L.P. 1
Permira Europe II L.P. 2
Permira Europe II Managers L.P.
Permira (Europe) Limited
Permira Europe II C.V.3
Permira Europe II C.V.4
Permira Europe II Co-Investment Scheme
Schroder Ventures Investments Limited
Providence Equity Offshore Partners V L.P.
Providence Equity Offshore Partners IV L.P.
Providence Equity Offshore GP V L.P.
Providence Equity Offshore GP IV L.P.
Providence Equity Partners (Cayman) V Ltd.
Providence Equity Partners (Cayman) IV Ltd.
Apax Europe VI-A, L.P.
Apax Europe VI GP L.P. Inc.
Apax Europe VI GP Co. Ltd.
Apax Partners Europe Managers Limited

Date Filed: December 2, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 10 to Schedule TO amends and supplements the Schedule TO originally filed by Nordic Telephone Company ApS and the other offerors (the "Offerors") on December 2, 2005 (as it may be amended or supplemented from time to time, the "Schedule TO"). The Schedule TO relates to the offer by Nordic Telephone Company ApS, a private limited liability company (the "Bidder"), to purchase all shares of DKK5 each ("TDC Shares"), and American Depositary Shares ("TDC ADSs"), each representing one-half of one TDC Share, of TDC A/S, a Danish public limited company organized under the laws of Denmark, at a purchase price of DKK382 per share and the U.S. dollar equivalent of DKK191 per ADS in cash (in each case without interest and subject to adjustment as described in the Offer Document). The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Tender Offer") are described in the Offer Document, published on December 2, 2005 (as it may be amended or supplemented from time to time, the "Offer Document"), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO filed on December 2, 2005, and, where applicable, the related Form of Acceptance (included in the Offer Document) and Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO filed on December 2, 2005.

        Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        Item 3(a), (b) and (c) of the Schedule TO are hereby amended and supplemented by replacing Schedule I to the Offer Document in its entirety with the following:

Schedule I
Certain Control Persons

        Set forth below is the name, present principal occupation or employment and five-year employment history of each director of Nordic Telephone Company ApS, Nordic Telephone Company Investment ApS, Blackstone FI Communications Associates (Cayman) Ltd., Blackstone LR Associates (Cayman) IV Ltd., KKR Millennium Limited, KKR Europe II Limited, Permira Europe III GP Limited, Permira (Europe) Limited, Providence Equity Partners (Cayman) V Ltd, Providence Equity Partners (Cayman) IV Ltd, Apax Europe VI GP, Co. Ltd. and Apax Partners Europe Managers Limited.

Directors and Officers of Nordic Telephone Company ApS and Nordic Telephone Company Investment ApS

        Mr. Björklund is a citizen of Finland. Mr. Guffey and Mr. Schwed are citizens of the United States. Mr. Haarmann is a citizen of Germany. Mr. Wilson is a citizen of the United Kingdom.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Kurt Björklund	Mr. Björklund is a Partner at Permira Advisers KB, the address and telephone number of which are Permira Advisers KB, Birger Jarlsgatan 12, 114 34 Stockholm, Sweden and +46 (0) 8 503 122 00. Mr. Björklund also serves as a Partner at Permira Advisers Limited, located at 20 Southampton Street, London WC2F 7QG, London, U.K. Prior to joining Permira Advisers KB in 2003 and Permira Advisers Limited in 2001, between 1999 and 2000, Mr. Björklund was a Principal at Schroder Ventures LLC, located at 540 Madison Avenue, New York, NY 10022, U.S.

Lawrence Guffey	Mr. Guffey is a Senior Managing Director of The Blackstone Group, the address and telephone number of which are 40 Berkeley Square, London, W1J 5AL, U.K. and +44 (0) 20 7451 4000. Mr. Guffey is a director of Axtel, located at Ave. Vasconcelos 201 Ote, Piso 9, Residencial San Agustin, San Pedro Garza Garcia, Nuevo Leon, Mexico 66260, Mexico; Kabel BW, Im Breitspiel 2-4, D-69126 Heidelberg, Germany; Cine UK, located at Chapter House, 22 Chapter Street, London, SW1P 4NP, U.K.; New Skies, located at Canon's Court, 22 Victoria Street, Hamilton, HM11, Bermuda; Centennial Communications, PO Box 71514, San Juan, Puerto Rico 00936-8614; iPCS/AIrGate, located at Harris Tower, 233 Peachtree Street NE, Suite 1700, Atlanta, GA 30303, U.S.; Fibernet, located at 1873 South Bellaire Street, Suite 1550, Denver, CO 80222, U.S.; Corp Group, located at Vitacura 4380, Piso 15, Santiago, Chile; Live Wire Systems, located at 711 Westchester Avenue, White Plains, NY 10604, U.S.; located at Ave Figueroa Alcorta 3259, C1425CKL Buenos Aires, Argentina; and PaeTec, located at One PaeTec Plaza, 600 Willowbrook Drive, Fairport, NY 14450, U.S.
Oliver Haarmann	Mr. Haarmann is a Director of Kohlberg Kravis Roberts & Co. Ltd., the address and telephone number of which are 7 Carlton Gardens, London, SW1Y 5AD, U.K. and +44 (0) 20 7839 9825.
Gustavo Schwed	Mr. Schwed is a Managing Director of Providence Equity Partners, the address and telephone number of which are Providence Equity Partners, 78 Brook Street, London, W1K 5EF, U.K. and +44 (0) 20 7514 8834. Prior to joining Providence Equity Partners in 2004, Mr. Schwed served as Managing Director of Morgan Stanley, located at 25 Cabot Square, Canary Wharf, London, U.K.
Richard Wilson	Mr. Wilson is a Member of Apax Partners Worldwide LLP, the address and telephone number of which are 15 Portland Place, London W1B 1PT, U.K. and +44 (0) 20 7872 6300.

Directors and Officers of Blackstone FI Communications Associates (Cayman) Ltd. and Blackstone LR Associates (Cayman) IV Ltd.

        All the persons listed below are citizens of the United States. The business address of all persons listed below is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154, U.S. with business telephone number of +1 212 583 5000.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Robert L. Friedman	Mr. Friedman is Senior Managing Director, Chief Administrative Officer and Chief Legal Officer of The Blackstone Group L.P. Mr. Friedman is currently director of: Houghton Mifflin, 222 Berkeley Street, Boston, MA 02116, U.S.; TRW Automotive, 12025 Tech Center Drive, Livonia, MI 48150-2122, U.S.; Merlin/Legoland, Merlin Entertainments Group Ltd, 3 Market Close, Poole BH15 1NQ, U.K.; Northwest Airlines Inc., 7500 Airline Drive, Minneapolis, MN 55450-1101, U.S.; Axis Capital Holding Limited, 106 Pitts Bay Road, Pembroke, HM 08 Bermuda. Mr. Friedman is a former director of: Premcor, Inc., 1700 E. Putnam Avenue, Suite 500, Old Greenwich, CT 06870, U.S. from 1999 to 2005; Corp Group, Vitacura 4380, Piso 15, Santiago, Chile from 1999 to 2005; American Axle & Manufacturing, 1840 Holbrook Avenue, Detroit, MI 48212, U.S. from 1999 to 2003; Excelaire Service, Inc., 200 Hering Drive, Long Island MacArthur Airport, Ronkonkoma, NY 11779, U.S. from 2001 to 2004; Crowley Wireless Broadband, Crowley Data, Two Wisconsin Circle, Suite 250, Chevy Chase, MD 20815, U.S. from 2001 to 2004; and Republic Technologies International, 3770 Embassy Parkway, Akron, OH 44333, U.S. from 1999 to 2003
John A. Magliano	Mr. Magliano is Managing Director of The Blackstone Group L.P.
Peter G. Peterson	Mr. Peterson is Senior Chairman of The Blackstone Group L.P. Mr. Peterson also served from 1991 to 2002 as a Director of Sony Corporation, located at 6-7-35 Kitashinagawa, Shinagawa-Ku, Tokyo 141-0001, Japan, and from 2001 to 2003 as a Director of Sirius Satellite Radio, located at 1221 Avenue of the Americas, New York, NY 10020, U.S.
Michael A. Puglisi	Mr. Puglisi is Chief Financial Officer and Senior Managing Director of The Blackstone Group L.P.
Stephen A. Schwarzman	Mr. Schwarzman is Chairman and Chief Executive Officer of The Blackstone Group L.P. Mr. Schwarzman is also a National Advisory Board Member of JP Morgan Chase, the address of which is 270 Park Avenue, New York, NY 10017, U.S.

Directors and Officers of KKR Millennium Limited and KKR Europe II Limited

        All the persons listed below are citizens of the United States, except for Jacques Garaïalde, who is a citizen of France, Dominic P. Murphy, who is a citizen of the United Kingdom, and Johannes P. Huth, Reinhard Gorenflos and Oliver Haarmann, who are each citizens of Germany. The business address of Messrs. Kravis, Raether, Nuttall, Lipschultz, Navab, Golkin, Carroll and Saer is Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S. with business telephone number of +1 212 7750 8300. The business address of Messrs. Roberts, Greene, Calbert, Michelson, Goltz and Clammer is 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S. with business telephone number of +1 650 233-6560.

        The business address of Messrs. Fisher, Huth, Garaïalde, Gorenflos, Haarmann, Murphy and Pfeffer is Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, U.K. with business telephone number of +44 (0)20 7839 9800.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Henry R. Kravis	Mr. Kravis is a Founding Partner and Managing Member of KKR & Co. LLC.
Paul E. Raether	Mr. Raether is a Member of KKR & Co. LLC.
Scott C. Nuttall	Mr. Nuttall has been a Member of KKR & Co. LLC for the past year and previously served as an Executive of Kohlberg Kravis Roberts & Co.

Jacques Garaïalde	Mr. Garaïalde has been a Member of KKR & Co. LLC for the past two years and previously served as an Executive of Kohlberg Kravis Roberts & Co. for one year. Prior to joining Kohlberg Kravis Roberts & Co., Mr. Garaïalde was a Managing Director and Partner of the Carlyle Group.
Marc S. Lipschultz	Mr. Lipschultz has been a Member of KKR & Co. LLC for the past two years. He previously served as a Director of Kohlberg Kravis Roberts & Co. for three years.
Alexander Navab	Mr. Navab is a Member of KKR & Co. LLC.
Perry Golkin	Mr. Golkin is a Member of KKR & Co. LLC.
James H. Greene Jr.	Mr. Greene is a Member of KKR & Co. LLC.
Michael M. Calbert	Mr. Calbert is a Member of KKR & Co. LLC.
Michael W. Michelson	Mr. Michelson is a Member of KKR & Co. LLC.
George R. Roberts	Mr. Roberts is a Managing Member of KKR & Co. LLC.
Johannes P. Huth	Mr. Huth is a Member of KKR & Co. LLC.
Todd H. Fisher	Mr. Fisher is a Member of KKR & Co. LLC.
Reinhard Gorenflos	Mr. Gorenflos is a Member of KKR & Co. LLC.
Oliver Haarmann	Mr. Haarmann is a Member of KKR & Co. LLC. He previously served as a Director or Kohlberg Kravis Roberts & Co. Ltd.
Frederick M. Goltz	Mr. Goltz is a Member of KKR & Co. LLC. He previously served as a Director of Kohlberg Kravis Roberts & Co. L.P.
Dominic P. Murphy	Mr. Murphy is a Member of KKR & Co. LLC. He previously served as a Director of Kohlberg Kravis Roberts & Co. L.P. for one year. Prior to joining Kohlberg Kravis Roberts & Co., Mr. Murphy was a Partner of Cinven Limited for one year, and prior to that served as Investment Director of Cinven Limited.
John L. Pfeffer	Mr. Pfeffer is a Member of KKR & Co. LLC. He previously served as a Director and a Principal of Kohlberg Kravis Roberts & Co. Ltd. for the past five years.
Brian F. Carroll	Mr. Carroll is a Member of KKR & Co. LLC. He previously served as a Director of Kohlberg Kravis Roberts & Co. Ltd. for the past five years.
Adam H. Clammer	Mr. Clammer is a Member of KKR & Co. LLC. He previously served as a Director of Kohlberg Kravis Roberts & Co. L.P. for the past five years.
John K. Saer, Jr.	Mr. Saer is a Member of KKR & Co. LLC. He previously served as a Director of Kohlberg Kravis Roberts & Co. L.P. for the past four years.

Directors and Officers of Permira Europe III GP Limited and Permira (Europe) Limited

        All the persons listed below are citizens of the United Kingdom, except for Mr. Marren, who is a citizen of Ireland.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Nigel Carey	Mr. Carey's principal occupation is as Advocate, the address and telephone number of which is 7 New Street, St Peter Port, Guernsey GY 4B2, Channel Islands. and +44 (0) 1481 727272.
John Marren	Mr. Marren is a Director of Northern Trust International Fund Administration Services (Guernsey) Ltd., the address and telephone number of which is PO Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands. and + 44 (0) 1481 745 001.

Peter Smitham	Mr. Smitham is a Partner at Permira Advisers Limited, the address and telephone number of which is 20 Southampton St, London WC2E 7QH, U.K. and + 44 (0) 20 7632 1000. Mr. Smitham has also served from the year 2000 as Non-Executive Chairman of Actis Limited, the address of which is 2 More Riverside, London SE1 2JT, U.K.
Laurence McNairn	—(1)

(1)
Mr. McNairn has recused himself from all matters in relation to this Tender Offer due to an actual or potential conflict.

Directors and Officers of Providence Equity Partners (Cayman) V Ltd. and Directors and Officers of Providence Equity Partners (Cayman) IV Ltd.

        All the persons listed below are citizens of the United States. The business address of all persons listed below is 50 Kennedy Plaza, 18th Floor, Providence, RI 02903, U.S. with business telephone number of +1 401 751 0536.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Paul J. Salem	Mr. Salem is a Senior Managing Director of Providence Equity Partners Inc.
Glenn M. Creamer	Mr. Creamer is a Senior Managing Director of Providence Equity Partners Inc.
Raymond M. Mathieu	Mr. Mathieu is the Chief Financial Officer of Providence Equity Partners Inc.
Jonathan M. Nelson	Mr. Nelson is the Chief Executive Officer of Providence Equity Partners Inc.

Directors and Officers of Apax Europe VI GP, Co. Ltd

        Messrs. Tilton and Barrett are citizens of the United Kingdom. Mr. Arnold is a citizen of Jersey, Channel Islands. Mses. Fallaize and Helyar are citizens of Guernsey, Channel Islands.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Denise J. Fallaize	Ms. Fallaize is a Director and Fund Administrator of International Private Equity Services Ltd., the address and business telephone number of which is PO Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey GY1 32D, Channel Islands. and +44 (0) 1481 735 820.

Arthur J. Arnold	Mr. Arnold is now retired. Mr. Arnold serves as a Director of: Ilford Trustees (Jersey) Limited, a subsidiary of British Telecom plc as trustee of the parents' employee benefit plans, located at PO Box 75, 26 New Street, St Helier, Jersey, Channel Islands; Merrill Lynch Investment Managers (Channel Islands) Limited, a fund manager, located at Forum House, Grenville Street, St Helier, Jersey, Channel Islands; Nimbus Holdings Limited, an investment holding company of the Ministry of Sound brand, located at PO Box 404, Whiteley Chambers, Don Street, St Helier, Jersey, Channel Islands; The Jersey Electricity Company Limited, a Jersey utility, located at The Powerhouse, PO Box 45, Queens Road, St Helier, Jersey, Channel Islands; Landsteinar (C.I.) Limited, a software consulting company, located at Commercial House, Commercial Street, St Helier, Jersey, Channel Islands; Pelas Limited, an employer of services of agents selling Lombard International Assurance products, located at PO Box 404, Whiteley Chambers, Don Street, St Helier, Jersey, Channel Islands; Lesis Fund Limited and Lesis Founders Limited, an employee benefits structure formed in respect of certain Lombard International Assurance SA employees, located at PO Box 404, Whiteley Chambers, Don Street, St Helier, Jersey, Channel Islands; Newton Offshore Strategy Fund Limited, a Jersey investment fund, located at PO Box 189, BNP House, Anley Street, St Helier, Jersey, Channel Islands; Ogier Fiduciary Services Limited, a Jersey trust and administration company, located at PO Box 404, Whiteley Chambers, Don Street, St Helier, Jersey, Channel Islands; Nexen Energy International Holdings Limited, subsidiary of a Canadian oil exploration and production company, located at PO Box 415, Templar House, Don Road, St Helier, Jersey, Channel Islands; Contact Lens Postal (Europe) Limited and Contact Lens Postal Limited, fulfilment companies specializing in contact lens distribution, located at PO Box 539, 1 Wesley Street, St Helier, Jersey, Channel Islands; Jodine Investments Ltd, a personal investment company, located at Bras de Fer, Trinity, JE3 5FB, Jersey, Channel Islands; Gibson Investments Ltd, a dormant company, located at Martello Court, Admiral Park, St Peter Port, Guernsey, Channel Islands; Osprey Mortgage Securities (No. 10) Limited, a securitization vehicle, located at La Motte Chambers, St Helier, Jersey, Channel Islands.
Constance A. E. Helyar	Ms. Helyar is the Managing Director of Fund Management Co., International Private Equity Services Ltd., the address and business telephone number of which is PO Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey GY1 32D, Channel Islands. and +44 (0) 1481 713843.
Stephen J. Tilton	Mr. Tilton is Compliance Officer of Apax Partners Ltd., the address and business telephone number of which is 15 Portland Place, London W1B 1PT, U.K. and +44 (0) 20 7666 6508. Mr. Tilton was appointed as director in 2001 of Termhouse (Nottingham Mansions) Management Ltd, a residents' property management firm, the address of which is 4 Nottingham Mansions, Nottingham Street, London W1U 5EN, U.K.
Andrew J. Barrett	Mr. Barrett is a Member of Apax Partners Worldwide LLP., the address and business telephone number of which is 15 Portland Place, London W1B 1PT, U.K. and +44 (0) 20 7872 6300.

Directors and Officers of Apax Partners Europe Manager Ltd.

        All the persons listed below are citizens of the United Kingdom except that Mr. Martin C. Halusa is a citizen of Austria and Mr. Paul Fitzsimons is a citizen of Ireland. The business address of all persons listed below is 15 Portland Place, London W1B 1PT, U.K. with business telephone number of +44 (0) 20 7872 6300.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Martin C. Halusa	Mr. Halusa is a Member of Apax Partners Worldwide LLP. Mr. Halusa has also served as Director since 1999 of Combined London Colleges (General Partner) Ltd Fund, the address of which is 18-20 Huntsworth Mews, London NW1 6DD, U.K.
Peter D. Englander	Mr. Englander is a Member of Apax Partners Worldwide LLP.
Paul A. Beecroft	Mr. Beecroft is a Member of Apax Partners Worldwide LLP. Mr. Beecroft was appointed Director in November 2005 of North York Moors Historical Railway Trust Ltd, a historical railway museum, the address of which is Pickering Station, Park Street, Pickering, YO18 7AJ, U.K. and was appointed Director in July 2005 of Brait S.A., a fund management company, the address of which is 180 rue des Aubepines, L-1145 Luxembourg.
Ian M.L. Jones	Mr. Jones is a Member of Apax Partners Worldwide LLP.
Paul Fitzsimons	Mr. Fitzsimons is a Member of Apax Partners Worldwide LLP.
Stephen N. Green	Mr. Green is a Member of Apax Partners Worldwide LLP. Mr. Green was appointed Director in July 2002 of Torfield Limited, a management company, the address of which is Paddocks Farm, Golford Road, Cranbrook, Kent TN17 3NW, U.K.
Richard C. Wilson	Mr. Wilson is a Member of Apax Partners Worldwide LLP.
Stephen Grabiner	Mr. Grabiner is a Member of Apax Partners Worldwide LLP. Mr. Grabiner was appointed Director in February 1998 of Cloverhawk Ltd., a recruitment company, the address of which is Heath House, Turner Drive, London NW11 6TX, U.K and was appointed Director in May 2005 of the newspaper, the Jewish Chronicle Limited, the address of which is 25 Furnival Street, London EC4 1J, U.K. Mr. Grabiner also served as Director between 1998 and 2002 of Every.com, a management services company.

        During the last five years, none of the persons listed above or any of the entities listed in Section 10, "Description of the Bidder and acquisition entities" has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

        The telephone number of the principal office of the Bidder and Nordic Telephone Company Investment ApS is +45 7227 0000. The telephone number of the principal office of Apax Europe VI GP Co. Limited, Apax Europe VI GP LP Inc., the Apax Funds and Apax Partners Managers Ltd is +44 (0) 1481 713843. The telephone number of the principal office of the Blackstone Funds, BMA, BCMA, Blackstone LR and Blackstone Limited is +1 212 583 5000. The telephone number of the principal office of the KKR Funds, KKR Millennium Limited, KKR Associates Millennium (Overseas), Limited Partnership, KKR Europe II Limited, KKR Associates Europe II, Limited Partnership and KKR 1996 Overseas, Limited is +1 212 750 8300. The telephone number of the principal office of the Permira Funds, Permira Europe III GP L.P., Permira Europe III GP Limited and Permira (Europe) Limited is +44 (0) 1481 745001. The telephone number of the principal office of the Providence Funds, Providence

Equity Offshore GP V L.P., Providence Equity Partners (Cayman) V Ltd., Providence Equity Offshore G IV L.P. and Providence Equity Partners IV Ltd. is +1 401 751 1700.

ITEM 4. TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby amended and supplemented by the following:

        The response contained in Item 4 of the statement on Schedule 13D, filed by the Bidder and certain other parties thereto with the Securities and Exchange Commission on December 9, 2005, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 22, 2005, Amendment No. 2 filed with the Securities and Exchange Commission on January 10, 2006 and Amendment No. 3 filed with the Securities and Exchange Commission on January 11, 2006 (the "Schedule 13D") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Item 6 of the Schedule TO is hereby amended and supplemented by the following:

        The response contained in Item 4 of the Schedule 13D is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 7 of the Schedule TO is hereby amended and supplemented by the following:

        The response contained in Item 3 of the Schedule 13D is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of the Schedule TO is hereby amended and supplemented by the following:

        The Press Release of the Bidder, dated January 11, 2006, is hereby incorporated by reference to Exhibit 99.10 to the Schedule 13D.

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(K)	Press Release of the Bidder, dated January 11, 2006, incorporated by reference to Exhibit 99.10 to the Schedule 13D.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2006

NORDIC TELEPHONE COMPANY APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director
NORDIC TELEPHONE COMPANY INVESTMENT APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director

NORDIC TELEPHONE COMPANY FINANCE APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director
NORDIC TELEPHONE COMPANY HOLDING APS
By: /s/ Richard Wilson	By: /s/ Lawrence H. Guffey

Name: Richard Wilson Title: Director	Name: Lawrence H. Guffey Title: Director
By: /s/ Oliver Haarmann	By: /s/ Kurt Björklund

Name: Oliver Haarmann Title: Director	Name: Kurt Björklund Title: Director
By: /s/ Gustavo Schwed

Name: Gustavo Schwed Title: Director

Blackstone NSS Communications Partners (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Capital Partners (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Communications Management Associates (Cayman) L.P. By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone Management Associates (Cayman) IV L.P. By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone FI Communications Associates (Cayman) Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person
Blackstone LR Associates (Cayman) IV Ltd.
By: /s/ Robert Friedman

Name: Robert Friedman Title: Authorized Person

Signed by
for and on behalf of
KKR Millennium Fund (Overseas), Limited Partnership
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR European Fund II, Limited Partnership By: KKR Associates Europe II, Limited Partnership, its general partner By: KKR Europe II Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Associates Millennium (Overseas), Limited Partnership By: KKR Millennium Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Associates Europe II, Limited Partnership By: KKR Europe II Limited, its general partner
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory
Signed by for and on behalf of KKR Millennium Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory

Signed by for and on behalf of KKR Europe II Limited
By: /s/ Perry Golkin
Name: Perry Golkin Title: Authorized Signatory

Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 1)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alistair Boyle
Permira Europe III G.P. L.P. as	) Alternate Director
general partner of Permira Europe III L.P. 2)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as managing general partner of	) Alistair Boyle
Permira Europe II C.V.3 acting by its	) Alternate Director
general partner Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as managing general partner of	) Alistair Boyle
Permira Europe II C.V.4 acting by its	) Alternate Director
general partner Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Premira (Europe) Limited as managers of	) Alistair Boyle
Premira Europe II Co-Investment Scheme	) Alternate Director
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
SV (Nominees) Limited as nominee for	) Alistair Boyle
Schroder Ventures Investments Limited	) Alternate Director

Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited as general partner of	) Alternate Director
Permira Europe III G.P. L.P.	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira Europe III G.P. Limited	) Alternate Director
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 1,	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P. as	) Alistair Boyle
general partner of Permira Europe II L.P. 2	) Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)
for and on behalf of	) /s/ Alistair Boyle
Permira Europe II Managers L.P.	) Alistair Boyle
acting by its general partner	) Alternate Director
Permira (Europe) Limited	)
Signed by	) /s/ Alistair Boyle
for and on behalf of	) Alistair Boyle
Permira (Europe) Limited	) Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.
By:	Providence Equity Offshore GP V L.P., the General Partner
	By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.
By:	Providence Equity Offshore GP IV L.P., the General Partner
	By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP V L.P.
By:	Providence Equity Partners (Cayman) V Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY OFFSHORE GP IV L.P.
By:	Providence Equity Partners (Cayman) IV Ltd., its general partner
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory
PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.
By: /s/ Jonathan Nelson

Name: Jonathan Nelson Title: Authorized Signatory

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person
For and on behalf of Apax Europe VI-GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Europe VI GP, Co. Ltd.
By /s/ Denise Fallaize

Name: Denise Fallaize Title: Authorized Person
For and on behalf of Apax Partners Europe Managers Ltd.
By /s/ Adrian Beecroft

Name: Adrian Beecroft Title: Authorized Person

Exhibit Index

Exhibit No.	Description
(a)(5)(K)	Press Release of the Bidder, dated January 11, 2006, incorporated by reference to Exhibit 99.10 to the Schedule 13D.

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  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
Schedule I Certain Control Persons
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURES
Exhibit Index